SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Sweetgreen, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

87043Q108

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87043Q108

1.	Names of Reporting Persons Jonathan Neman
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 8,175,666 shares (See Item 4 herein)
	6.	Shared Voting Power 50,000 (See Item 4 herein)
	7.	Sole Dispositive Power 8,175,666 shares (see Item 4 herein)
	8.	Shared Dispositive Power 50,000 (See Item 4 herein)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,225,666 shares (See Item 4 herein)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 7.14% of Common Stock (7.69% of Class A Common Stock)(See Item 4 herein)
12.	Type of Reporting Person (see instructions) IN

CUSIP No. 87043Q108

1.	Names of Reporting Persons Jonathan Neman Revocable Trust U/T/A dated October 7, 2016
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 3,976,893 shares (see Item 4 herein)
	6.	Shared Voting Power 0 (See Item 4 herein)
	7.	Sole Dispositive Power 3,976,893 shares (see Item 4 herein)
	8.	Shared Dispositive Power 0 (See Item 4 herein)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,976,893 shares (See Item 4 herein)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 3.53% of Common Stock (3.84% of Class A Common Stock)(See Item 4 herein)
12.	Type of Reporting Person (see instructions) OO

CUSIP No. 87043Q108

1.	Names of Reporting Persons Jonathan Neman 2014 GRAT
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 177,040 shares (See Item 4 herein)
	6.	Shared Voting Power 0 (See Item 4 herein)
	7.	Sole Dispositive Power 177,040 shares (See Item 4 herein)
	8.	Shared Dispositive Power 0 (See Item 4 herein)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 177,040 shares (See Item 4 herein)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 0.16% of Common Stock (0.18% of Class A Common Stock)(See Item 4 herein)
12.	Type of Reporting Person (see instructions) OO

CUSIP No. 87043Q108

1.	Names of Reporting Persons Neman Descendants Trust U/T/A dated September 3, 2021
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 500,000 shares (See Item 4 herein)
	6.	Shared Voting Power 0 (See Item 4 herein)
	7.	Sole Dispositive Power 500,000 shares (See Item 4 herein)
	8.	Shared Dispositive Power 0 (see Item 4 herein)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 500,000 shares (See Item 4 herein)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 0.44% of Common Stock (0.50% of Class A Common Stock)(See Item 4 herein)
12.	Type of Reporting Person (see instructions) OO

CUSIP No. 87043Q108

1.	Names of Reporting Persons The JDRB Trust
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 943,991 shares (See Item 4 herein)
	6.	Shared Voting Power 0 (See Item 4 herein)
	7.	Sole Dispositive Power 943,991 shares (See Item 4 herein)
	8.	Shared Dispositive Power 0 (See Item 4 herein)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 943,991 shares (See Item 4 herein)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 0.84% of Common Stock (0.95% of Class A Common Stock)(See Item 4 herein)
12.	Type of Reporting Person (see instructions) OO

Item 1(a).	Name of Issuer: Sweetgreen, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices: 3102 36th Street, Los Angeles, CA 90018

Item 2(a).	Name of Person Filing:

Jonathan Neman

Jonathan Neman Revocable Trust U/T/A dated October 7, 2016 (“Revocable Trust”)

Jonathan Neman 2014 GRAT (“2014 GRAT”)

The JDRB Trust (“JDRB Trust”)

Neman Descendants Trust U/T/A dated September 3, 2021 (“Descendants Trust”)

Item 2(b).	Address of Principal Business Office or, if none, Residence: The address and principal business office of the Reporting Person is:

c/o Sweetgreen, Inc.

3102 36th Street

Los Angeles, CA 90018

Item 2(c).	Citizenship:

Jonathan Neman	US Citizen
Revocable Trust	California
2014 GRAT	District of Columbia
JDRB Trust	California
Descendants Trust	Delaware

Item 2(d).	Title of Class of Securities: Class A Common Stock

Item 2(e).	CUSIP Number: 87043Q108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

Provide	the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)	Amount Beneficially Owned:

Includes 3,976,893 shares of Class B Common Stock held by the Revocable Trust, 177,040 shares of Class B Common Stock held by the 2014 GRAT, 500,000 shares of Class B Common Stock held by the Descendants Trust, 943,991 shares of Class A Common Stock held by JDRB Trust, 50,000 shares of Class A Common Stock held by Jonathan Neman’s spouse, Leora Kadisha, and 2,577,742 shares of Class A Common Stock issuable pursuant to stock options exercisable within 60 days of December 31, 2023. The Class B Common Stock is convertible at the holder’s option into the Issuer’s Class A Common Stock on a 1-for-1 basis. The holders of Class B Common Stock are entitled to ten votes per shares and the holder of Class A Common Stock are entitled to one vote per share.

(b)	Percent of Class:

Based on (i) 99,700,052 shares of the Issuer’s Class A Common Stock issued and outstanding and (ii) 12,939,094 shares of the Issuer’s Class B Common Stock (together with the Class A Common Stock, the “Common Stock”) issued and outstanding, in each case, as of December 31, 2023, and the information set forth in (a) above, Jonathan Neman beneficially owned 7.14% of the Issuer’s outstanding Common Stock, representing 21.63% of the total voting power of the Issuer’s outstanding Common Stock, and beneficially owned 7.69% of the Issuer’s Class A Common Stock (treating only those shares of Class B Common Stock beneficially owned by Mr. Neman as converted to Class A Common Stock for purposes of computing this percentage), the Revocable Trust beneficially owned 3.53% of the Issuer’s outstanding Common Stock, representing 17.36% of the total voting power of the Issuer’s outstanding Common Stock, and beneficially owned 3.84% of the Issuer’s Class A Common Stock (treating only those shares of Class B Common Stock beneficially owned by the Revocable Trust as converted to Class A Common Stock for purposes of computing this percentage), the 2014 GRAT beneficially owned 0.16% of the Issuer’s outstanding Common Stock, representing 0.77% of the total voting power of the Issuer’s outstanding Common Stock, and beneficially owned 0.18% of the Issuer’s Class A Common Stock (treating only those shares of Class B Common Stock beneficially owned by the 2014 GRAT as converted to Class A Common Stock for purposes of computing this percentage), the Descendants Trust beneficially owned 0.44% of the Issuer’s outstanding Common Stock, representing 2.18% of the total voting power of the Issuer’s outstanding Common Stock, and beneficially owned 0.50% of the Issuer’s Class A Common Stock (treating only those shares of Class B Common Stock beneficially owned by the Descendants Trust as converted to Class A Common Stock for purposes of computing this percentage) and JDRB beneficially owned 0.84% of the Issuer’s outstanding Common Stock, representing 0.41% of the total voting power of the Issuer’s outstanding Common Stock, and beneficially owned 0.95% of the Issuer’s Class A Common Stock.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

Jonathan Neman	8,175,666(1)
Revocable Trust	3,976,893
2014 GRAT	177,040
JDRB Trust	943,991
Descendants Trust	500,000

(ii)	Shared power to vote or to direct the vote:

Jonathan Neman	50,000(2)
Revocable Trust	0
2014 GRAT	0
JDRB Trust	0
Descendants Trust	0

(iii)	Sole power to dispose or to direct the disposition of:

Jonathan Neman	8,175,666(1)
Revocable Trust	3,976,893
2014 GRAT	177,040
JDRB Trust	943,991
Descendants Trust	500,000

(iv)	Shared power to dispose or to direct the disposition of:

Jonathan Neman	50,000(2)
Revocable Trust	0
2014 GRAT	0
JDRB Trust	0
Descendants Trust	0

(1)	Includes 2,577,742 shares of Class A Common Stock issuable pursuant to stock options exercisable within 60 days of December 31, 2023.
(2)	Includes 50,000 shares held by Jonathan Neman’s spouse.

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of a Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024

/s/ Jonathan Neman
Jonathan Neman

JONATHAN NEMAN REVOCABLE TRUST U/T/A DATED OCTOBER 7, 2016

/s/ Jonathan Neman
By: Jonathan Neman, Trustee

JONATHAN NEMAN 2014 GRAT

/s/ Nicolas Jammet
By: Nicolas Jammet, Trustee

NEMAN DESCENDANTS TRUST U/T/A DATED SEPTEMBER 3, 2021; J.P. MORGAN TRUST COMPANY OF DELAWARE, TRUSTEE

By:	/s/ Nicholas Frederick
Name: JP Morgan Trust Company of Delaware
Title: Trustee
Its: Associate

THE JDRB TRUST

/s/ John Neman
By: John Neman, Trustee

EXHIBITS

A:	Joint Filing Agreement